[Skadden, Arps, Slate, Meagher & Flom LLP letterhead]

September 2, 2005
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:    Builders FirstSource, Inc.
Registration Statement on Form S-4
Ladies and Gentlemen:
On behalf of Builders FirstSource, Inc., a Delaware corporation (the “Company”), we hereby electronically transmit, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission, the initial filing of the Registration Statement of the Company on Form S-4 for filing under the Securities Act of 1933, as amended (the “Act”), in connection with the Company’s offer to exchange an aggregate principal amount of up to $275,000,000 of its Second Priority Senior Secured Floating Rate Notes due 2012 to be registered under the Act hereby for a like principal amount of its issued and outstanding Second Priority Senior Secured Floating Rate Notes due 2012.
Please contact the undersigned at (302) 651-3180 should you require further information or have any questions.
Very truly yours,
/s/  Allison L. Amorison
Allison L. Amorison
cc:   Donald F. McAleenan, Esq.